Summit Materials, LLC

Summit Materials Finance Corp.

1550 Wynkoop Street, 3rd Floor

Denver, Colorado 80202

October 4, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tahmina Mohammad

Re:                     Summit Materials, LLC

Summit Materials Finance Corp.

Registration Statement on Form S-4

File No. 333-213904

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Summit Materials, LLC (the “Company”) and Summit Materials Finance Corp. (“Finance Corp.” and, together with the Company, the “Registrants”), hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Eastern Standard Time, on October 6, 2016, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Edgar J. Lewandowski at (212) 455-7614 of Simpson Thacher & Bartlett LLP.

Very truly yours,

SUMMIT MATERIALS, LLC

By:	/s/ Anne Lee Benedict
	Name:	Anne Lee Benedict
	Title:	Chief Legal Officer

SUMMIT MATERIALS FINANCE CORP.

By:	/s/ Anne Lee Benedict
	Name:	Anne Lee Benedict
	Title:	Secretary